May 14, 2025

Alfredo Papadakis
Chief Executive Officer
The Now Corporation I
8549 Wilshire Blvd., Suite 1216
Beverly Hills, CA 90211

       Re: The Now Corporation I
           Amendment No. 5 to Offering Statement on Form 1-A
           Filed April 30, 2025
           Amendment No. 6 to Offering Statement on Form 1-A
           Filed May 14, 2025
           File No. 024-12568
Dear Alfredo Papadakis:

     We have reviewed your amended offering statements and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2025 letter.

Amendments to Offering Statement on Form 1-A
Cover page

1. We note your revisions made in response to comment 1. We note that your Offering
       Statement still refers to a minimum offering amount in numerous places including the cover page. However, we also note that you continue to state that funds will not be returned to investors if the minimum offering is not met, that proceeds will be used
       upon receipt, and that    funds will be immediately released to the
Company once the
       minimum offering amount is raised.    Additionally, you indicate
different amounts as
       the minimum offering amount in your offering statement. Please revise your offering statement as appropriate to reconcile your disclosures regarding whether there is a
 May 14, 2025
Page 2

       minimum offering amount, and to the extent applicable, such minimum offering amount.
2. We note that you have not revised your offering table on your cover page in response to comment 2. Please revise to clarify why your gross proceeds to the company are equal to your net proceeds for each of the minimum and maximum offering amounts when your disclosure indicates that you have offering expenses as noted in footnote 1.
Offering Circular Summary, page 4

3. We note your response to comment 3. Please revise to indicate the current amounts outstanding and in default for each the Medican Note, the Eagle Oil Note, and the certain other outstanding convertible promissory notes you reference, and similarly, disclose such amounts elsewhere in your filing as appropriate.
Risk Factors
Risk Factors Relating to the Company
We are in default under certain convertible notes. . ., page 53

4. We note your revised disclosure in response to comment 5. As previously stated, please expand this risk factor to disclose the amount outstanding and in default for the
       Eagle Oil convertible note, and to also state the due date for the note and describe any material default penalties associated with the note. Also indicate the total amount due on the other certain convertible promissory notes that the company is in default under.
       Please revise, here or elsewhere as appropriate, to explain the significance of the transaction in the assignment of debt agreement between Green Stream Holdings Inc.
       and Medican Enterprises Inc., and the effect of such assignment on the note default status and default amounts.
Use of Proceeds, page 58

5. We note your revised disclosure in response to comment 7. Please clarify whether the proceeds from the offering will satisfy your cash requirements or whether you anticipate it will be necessary to raise additional funds in the next six months to implement the plan of operations that you discuss on page 63. We note that your disclosure indicates that the minimum offering amount is equal to 25% of the total offering amount, but your disclosure also states that your minimum offering amount is only $25,000. Please revise your disclosures to reconcile. We note that you will be using proceeds of the offering for debt repayment. Please describe the material terms of the debt being repaid and if the debt to be repaid was incurred within one year, describe the use of the proceeds arising from such indebtedness. See Instruction 6 to
       Item 6 of Part II of Form 1-A.
Dilution, page 60

6. We note your revised table in response to prior comment 8. However, please remove
       both the    Key Changes to Dilution Table    section from page 60 and
the prior dilution
       table from page 61.
 May 14, 2025
Page 3
Financial Statements for the Periods Ended December 31, 2024 & December 31,
2023
Notes to Unaudited Financial Statements
Note 7. Subsequent Events, page F-12

7. We note your revised disclosures on pages 66 and 68 in response to prior comment
       12. You disclose having used the acquisition method pursuant to ASC 805 in accounting for the acquisitions of 100% equity interests each in Green Rain Solar Inc.
       (Green Rain) and M Love Vintage Holdings Inc. (M Love). Please provide separate acquisition accounting analyses for Green Rain and M Love showing the allocation of purchase price to their respective identifiable assets and liabilities, and any goodwill acquired. We refer you to ASC 805-10-05-02, 805-10-25-15, and the disclosure example provided in ASC 805-10-55-41. For each balance sheet and income statement line item of your fiscal 2024 financial statements impacted by the
       consolidating of Green Rain and M Love financial statement amounts, please identify that line item and the specific Green Rain and M Love financial statement amounts included therein.
8. We note that you have not responded to prior comment 13 relating to any requirement to provide separate historical Green Rain and M Love financial statements and related pro forma financial schedules pursuant to Part F/S(b)(7)(iii) and (iv) of Form 1- A.
       Please explain to us why you believe they are not required, or alternatively provide these financial statements and related pro forma schedules separately. General

9. We note that you have filed a Form 8-K on 5/2/2025 which describes the sale of M
       Love Vintage Holdings Inc. to Arowana Media Holdings Inc. Please revise your Form
       1-A to address the material terms of your sale of M Love Vintage Holdings Inc. to
       Arowana Media Holdings Inc. including the business reasons why you sold M Love
       Vintage Holdings Inc.

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact David Link at 202-551-3356 or Dorrie Yale at 202-551-8776 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Peter Campitello